Exhibit 99.1

Nano Labs Announces First Half of 2022 Financial Results

HANGZHOU, China, August 10, 2022 (GLOBE NEWSWIRE) — Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced its unaudited financial results as of June 30, 2022 and for the first half of 2022 then ended.

First Half of 2022 Financial Highlights

•	Net revenue increased significantly to RMB380.1 million (US$56.6 million) from RMB22.8 million in the same period of 2021.

•	Gross profit increased significantly to RMB176.4 million (US$26.3 million) from RMB11.2 million for the same period of 2021.

•	Profit from operations was RMB107.6 million (US$16.0 million) for the first half of 2022, compared to a loss from operations of RMB34.2 million in the same period of 2021.

•	Net income was RMB111.4 million (US$16.6 million) for the first half of 2022, compared to a net loss of RMB33.3 million in the same period of 2021.

•	Earnings per share (both basic and diluted) was RMB1.07 (US$0.16) for the first half of 2022, compared to a loss per share (both basic and diluted) of RMB0.38 in the same period of 2021.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “Despite the downtrend in the prices of cryptocurrencies and the resurgence of the COVID-19 pandemic, we had a successful first half of 2022 evidenced by our robust performance. We started the mass production of our Cuckoo 2.0 in the first half of 2022. By completing our Cuckoo 2.0’s whole re-distributed layer (“RDL”) advanced packaging test recently, Nano Labs has become the first fabless IC design company to achieve wafer-level RDL packaging for chips with an area of 800 mm² and finished product up to 1600 mm². In addition, we have achieved the mass production of Cuckoo 2.0 SE chip, and the design of Cuckoo 3.0 has progressed as planned. We have also been expanding our overseas sales network, and there has been a significant increase in international traffic to our official online mall. Leveraging our in-depth industry understanding and experiences, we intend to seize opportunities in the Metaverse market by investing in the development of more cutting-edge technologies, such as privacy-preserving computing and autostereoscopic technology as well as Ipolloverse, our Metaverse computing network platform, which has passed the internal testnet and expect to release the public test network before the end of this year.”

Mr. Bing Chen, Chief Financial Officer, commented, “During the first half of 2022, we achieved a significant growth in net revenues, with an increase of 1,565.5% to RMB380.1 million (US$56.6 million) as compared to the same period of last year. In addition, we turned net income of RMB111.4 million (US$16.6 million) in the first half of 2022 from a net loss of RMB33.3 million in the same period of 2021. We delivered approximately 11,000 chips of iPollo V1 Series in the first half of 2022 and expect to deliver at least another 50,000 chips of iPollo V1 Series in the third quarter of 2022, based on the orders and current delivery schedule. While we face various challenges, we have endeavored to continue to improve our performance and results of operations for our shareholders.”

First Half of 2022 Financial Results

Net Revenues

Net revenues increased significantly by 1,565.5% to RMB380.1 million (US$56.6 million) for the first half of 2022, from RMB22.8 million for the same period of 2021. The increase in net revenues was primarily due to the launch and delivery of iPollo V1 Series and B1 Series and an increase of RMB60.9 million in service revenue in the first half of 2022.

Cost of Revenues

Cost of revenues increased significantly by 1,660.4% to RMB203.8 million (US$30.4 million) for the first half of 2022, from RMB11.6 million for the same period of 2021, which was in line with the increase in net revenues.

Operating Expenses

Total operating expenses increased by 51.2% to RMB68.7 million (US$10.2 million) for the first half of 2022, from RMB45.5 million for the same period of 2021.

•

Selling and marketing expenses increased significantly to RMB10.2 million (US$1.5 million) for the first half of 2022 from RMB0.04 million for the same period of 2021. The increase in selling and marketing expenses was primarily due to the increase in advertising expenses to support marketing strategies, expand market share and improve brand visibility and the increase in employee salary expenses due to the increased headcount in sales and marketing personnel.

•

General and administrative expenses increased by 46.9% to RMB16.9 million (US$2.5 million) for the first half of 2022, from RMB11.5 million for the same period of 2021. The increase in general and administrative expenses was primarily due to the increase in employee salary expenses as the number and salaries of general and administrative staff increased due to the development and expansion of its business.

•

Research and development expenses increased by 22.9% to RMB41.7 million (US$6.2 million) for the first half of 2022, from RMB33.9 million for the same period of 2021. The increase in research and development expenses was primarily due to the increase in employee salary expenses and share-based compensation expenses as a result of an increased number of research and development personnel as well as their salaries, partially offset by a decrease in design and service fee. The Company expects to continue its significant investment in research and development to support its future development, product iteration, and competitive strengths.

Profit (Loss) from Operations

Profit from operations was RMB107.6 million (US$16.0 million) for the first half of 2022, compared with loss from operations of RMB34.2 million for the same period of 2021.

Finance Expenses (Income)

Finance income was RMB0.6 million (US$0.1 million) for the first half of 2022, compared with finance expense of RMB0.1 million for the same period of 2021 due to the increase of foreign currency exchange gains.

Interest Income

Interest income increased by 200.2% to RMB1.9 million (US$0.3 million) for the first half of 2022, from RMB0.6 million for the same period of 2021. The increase in interest income was primarily due to the higher interest rate for the first half of 2022 by comparing with the same period of 2021.

Other Income

Other income increased by 222.1% to RMB1.3 million (US$0.2 million) for the first half of 2022, from RMB0.4 million for the same period of 2021. The increase in other income was primarily due to (1) an increase of RMB0.8 million in government subsidies, and (2) an increase of RMB0.1 million in software VAT refund.

Net Income (Loss)

Net income was RMB111.4 million (US$16.6 million) for the first half of 2022, compared with net loss of RMB33.3 million for the same period of 2021.

Basic and diluted earnings per share was RMB1.07 (US$0.16) for the first half of 2022, compared with basic and diluted loss per share of RMB0.38 for the same period of 2021.

Cash and Cash Equivalents

As of June 30, 2022, the Company had cash and cash equivalents of RMB51.4 million (US$7.7 million), compared with RMB233.9 million as of December 31, 2021.

Recent Development

On July 14, 2022, the Company completed its initial public offering of 1,770,000 American Depositary Shares (“ADS”) at a price to the public of US$11.50 per ADS for a total offering size of approximately US$20.4 million. Each ADS represents two Class A ordinary shares of the Company. The ADSs began trading on July 12, 2022, U.S. Eastern time, on the Nasdaq Global Market under the symbol “NA.”

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB 6.7114 to US$1.00, the central parity rate on June 30, 2022 published by the People’s Bank of China.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income (loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expense.

We present the non-GAAP financial measure because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges and non-operating items. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income (loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

Consolidated Balance Sheets

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	233,853,654	51,409,197	7,659,981
Short-term investments	31,888,500	—	—
Inventories, net	213,870,251	392,691,276	58,511,082
Prepayments	372,355,129	264,126,602	39,354,919
Other current assets	41,460,490	35,372,460	5,270,504

Total current assets	893,428,024	743,599,535	110,796,486
Non-current assets:
Property and equipment, net	7,249,044	6,713,620	1,000,331
Intangible asset, net	—	49,210,055	7,332,308
Operating lease right-of-use assets	9,155,665	6,618,669	986,183

Total non-current assets	16,404,709	62,542,344	9,318,822

TOTAL ASSETS	909,832,733	806,141,879	120,115,308

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	2,837,638	7,313,610	1,089,729
Advance from customers	917,391,899	696,894,165	103,837,376
Operating lease liabilities, current	5,224,757	3,429,724	511,030
Other current liabilities	6,917,757	4,350,494	648,223

Total current liabilities	932,372,051	711,987,993	106,086,358
Non-current liabilities:
Operating lease liabilities, non-current	2,122,357	1,411,472	210,310

Total liabilities	934,494,408	713,399,465	106,296,668

Shareholders’ equity (deficit):
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 103,790,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022)	66,970	66,970	9,979
Additional paid-in capital	201,418,380	206,092,053	30,707,759
Accumulated deficit	(223,679,698)	(112,286,174)	(16,730,663)
Accumulated other comprehensive loss	(2,467,327)	(1,130,435)	(168,435)

Total shareholders’ equity (deficit)	(24,661,675)	92,742,414	13,818,640

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	909,832,733	806,141,879	120,115,308

Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
Net revenues	22,823,678	380,138,767	56,640,756
Cost of revenues	11,574,779	203,767,419	30,361,388

Gross profit	11,248,899	176,371,348	26,279,368

Operating expenses:
Selling and marketing expenses	43,870	10,165,237	1,514,622
General and administrative expenses	11,497,795	16,885,396	2,515,928
Research and development expenses	33,929,137	41,692,574	6,212,202

Total operating expenses	45,470,802	68,743,207	10,242,752

Profit (loss) from operations	(34,221,903)	107,628,141	16,036,616

Other expenses (income) :
Finance expense (income)	132,914	(636,158)	(94,788)
Interest income	(619,876)	(1,860,642)	(277,236)
Other income	(393,876)	(1,268,583)	(189,019)

Total other income	(880,838)	(3,765,383)	(561,043)

Income (loss) before income tax provision	(33,341,065)	111,393,524	16,597,659
Income tax provision	—	—	—

Net income (loss)	(33,341,065)	111,393,524	16,597,659

Comprehensive income (loss):
Net income (loss)	(33,341,065)	111,393,524	16,597,659
Other comprehensive income:
Foreign currency translation adjustment	—	1,336,892	199,197

Total comprehensive income (loss)	(33,341,065)	112,730,416	16,796,856

Net income (loss) per ordinary share:
Basic	(0.38)	1.07	0.16

Diluted	(0.38)	1.07	0.16

Weighted average number of shares used in per share calculation:
Basic	87,202,791	103,790,000	103,790,000

Diluted	87,202,791	103,902,581	103,902,581

Non-GAAP Reconciliation

(all amounts in RMB and US$) (Unaudited)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
Net income(Loss)	(33,341,065)	111,393,524	16,597,659
Add:
Share-based compensation expenses	9,672	4,673,673	696,378

Non-GAAP adjusted net income (Loss)	(33,331,393)	116,067,197	17,294,037